  Exhibit 99.1

April 28, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Euro Tech Holdings Company Limited
Statement pursuant to Securities and Exchange Commission Order Release No. 34-88318

Ladies and Gentlemen:

We are the independent registered public accounting firm for Euro Tech Holdings Company Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”). Pursuant to the Securities and Exchange Commission Order under Section 36 of the Securities Exchange Act of 1934, Release No. 34-88318, dated March 4, 2020, the following statement is furnished with regards to the Group’s audited consolidated financial statements for the fiscal year ended December 31, 2019.

The Group’s primary operations are located in Hong Kong, Shanghai and Hangzhou, China. Due to the ongoing outbreak of coronavirus disease 2019 (COVID-19) in China, the Chinese government has imposed widespread travel restrictions and quarantines to help control the spread of COVID-19, and major airlines have canceled or limited flights to and from China. As a result of these ongoing travel restrictions and quarantines, our firm’s access to the Group’s staff and obtain the necessary information to perform proper audit procedures in China has been limited and delayed.

For the foregoing reasons, COVID-19 has impacted our ability to timely complete our audit of the Group’s consolidated financial statements for the fiscal year ended December 31, 2019 on or before April 30, 2020, which is necessary for the Company’s filing obligation for its Form 20-F.

Very truly yours,

By:	/s/ Union Power HK CPA Limited
Union Power HK CPA Limited